UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________________________________________________________________________
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______.
Commission File Number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
General Mills, Inc.

Minnesota	41-0274440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
Number One General Mills Boulevard, Minneapolis	55426
(Address of principal executive offices)	(Zip Code)

GENERAL MILLS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL MILLS 401(k) PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	19
Signature	21

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

KPMG LLP Suite 600 350 N. 5th Street Minneapolis, MN 55401

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Plan Participants, and the Vice President, Total Rewards of General Mills, Inc.
General Mills 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of General Mills 401(k) Plan (the Plan) as of December 31, 2025 and December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor; however, we are aware that we have served as the Plan’s auditor since at least 1976.
Minneapolis, Minnesota
May 26, 2026

GENERAL MILLS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments:
Plan's interest in Investment Trust (Notes 4 and 5)	$5,074,366,777	$4,720,108,523
Directed brokerage fund, at fair value (Note 3)	262,534,487	263,586,404
Total investments	5,336,901,264	4,983,694,927

Receivables:
Employer contributions	25,423,454	25,797,668
Participant contributions	655,304	—
Notes receivable from participants	32,163,148	31,728,755
Total receivables	58,241,906	57,526,423
Net assets available for benefits at end of year	$5,395,143,170	$5,041,221,350

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

2025
Net investment income:
Plan’s interest in income from Investment Trust (Notes 4 and 5)	$632,990,521
Net appreciation in directed brokerage fund	35,121,355
Total net investment income	668,111,876

Interest income on notes receivable from participants	2,939,835

Contributions:
Employer	85,754,676
Participants	146,517,835
Participant rollovers	7,878,139
Total contributions	240,150,650

Deductions from net assets:
Administrative expenses	(4,331,304)
Distributions to participants/beneficiaries	(573,034,522)
Total deductions	(577,365,826)

Net increase in net assets before transfers	333,836,535

Transfers in (Note 1(a))	20,085,285

Net increase	353,921,820

Net assets available for benefits at beginning of year	5,041,221,350
Net assets available for benefits at end of year	$5,395,143,170

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1) Description of the Plan

(a) General

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan is a defined contribution employee benefit plan sponsored by General Mills, Inc. (General Mills or the Company). The Plan is designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant’s active career, subject to significant restrictions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. The Plan provides for participant-directed accounts, which permit participants and beneficiaries to exercise control over the assets in the account and make investment decisions. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the participant’s individual investment decisions.

The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The Plan consists of a non-leveraged ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the General Mills Company Stock Fund and ESOP Funds under the Plan.

The Wellston Retirement Plan for Members of UFCW District Union Local 1059 (the Wellston Retirement Plan) was legally merged into the Plan effective October 1, 2025 and the participants of the Wellston Retirement Plan became participants of the Plan. In connection with this merger, net assets totaling $20,085,285 were transferred to the Plan.

During the calendar year 2024, the Company entered into a definitive agreement to sell its U.S. based yogurt business to affiliates of Groupe Lactalis S.A. (Lactalis). The Company closed the sale in calendar year 2025. As a result of the sale, Plan participants were offered an optional automated rollover to the 401(k) plan Lactalis sponsors resulting in a rollover of $60,981,919 during the 2025 Plan year which is reflected in the Statement of Changes in Net Assets Available for Benefits in the “Distributions to participants/beneficiaries” line item. Plan participants who did not elect to participate in the automated rollover are eligible for the same distribution election options available to terminated Plan participants.

(b) Trustee and Administration of the Plan

Certain Plan investments are held in the GMI Investment Trust (Investment Trust). The trustee and custodian of the Plan and the Investment Trust is Bank of New York Mellon (Mellon Trust or Trustee). Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets for which they are responsible within specific guidelines established by the Benefit Finance Committee of General Mills, Inc. (Benefit Finance Committee).

The named administrative fiduciary for the Plan is the Company’s Vice President, Total Rewards (Plan administrator). The Company’s Benefit Finance Committee is the named financial fiduciary for the Plan.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(c) Contributions

The Plan includes an auto-enrollment provision, whereby all newly eligible non-union employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled non-union participants have their deferral rate set at 8% of eligible compensation and their contributions invested in a designated target date fund until changed by the participant. The Plan also includes an automatic annual increase, where the contribution rate will automatically increase by 1% each year until it reaches 10%. The employee will be given the opportunity to decline or make changes.

On December 29, 2022, the SECURE 2.0 Act of 2022 (SECURE 2.0) was signed into law. In accordance with SECURE 2.0, effective January 1, 2025, employees classified as Seasonal, Temporary, or Intern, and are age 21 or older, and have completed at least 500 hours of service in two consecutive years, or 1,000 hours in one year, are permitted to make elective 401(k) contributions under the Plan. These participants are not automatically enrolled. They are eligible to receive employer matching contributions and any employer allocations under the Plan.

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their eligible compensation on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 50% of eligible compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80% of eligible compensation. Catch-up contributions alone cannot be greater than 50% of eligible compensation. Catch-up contributions allow participants who are age 50 or older during a Plan year to make additional before-tax or Roth contributions above the regular employee contribution limit. The regular employee contribution IRS limit was $23,500 in 2025. The catch-up contribution IRS limit was $7,500 for participants age 50 through 59, $11,250 for participants age 60 through 63 (in accordance with SECURE 2.0) and $7,500 for participants age 64 and above during 2025.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their eligible compensation on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of eligible compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 65% of eligible compensation. Catch-up contributions alone cannot be greater than 50% of eligible compensation.

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their eligible compensation on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 30% of eligible compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80% of eligible compensation. Catch-up contributions alone cannot be greater than 50% of eligible compensation.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their eligible compensation on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of eligible compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth and catch-up contributions cannot exceed 65% of eligible compensation. Catch-up contributions alone cannot be greater than 50% eligible compensation.

The Plan provides for matching contributions and/or allocations by the Company, as defined by the Plan.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

For non-union nonproduction employees hired on or before May 31, 2013 and for non-union production employees hired on or before December 31, 2017, the Company will match 50% of every dollar contributed up to 6% of eligible compensation. In addition, the Company may add up to another 50% of every dollar contributed up to 6% of eligible compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company’s achievement of certain performance goals. The Company did not contribute any variable match during the Plan years ending December 31, 2025 or December 31, 2024.

For non-union nonproduction employees hired on or after June 1, 2013, and for non-union production employees hired on and after January 1, 2018, the Company will match 100% of every dollar contributed up to 4% of eligible compensation and 50% of every dollar contributed for the next 4% of eligible compensation. In addition, each calendar year the Company will make a contribution based on an employee’s age, years of service, and prior year’s eligible compensation.

For union employees, the Plan may provide for auto-enrollment, automatic increase, matching contributions and/or allocations by the Company based on the collective bargaining agreement.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company’s profit sharing contribution (if applicable) and investment earnings (losses). Participant accounts are reduced by administrative expenses that are not otherwise paid for by the Company, with forfeitures, or another source. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(e) Vesting and Payment of Benefits

If a participant retires, dies while an active employee, or becomes disabled, or if a participant’s employment with the Company is involuntarily terminated, or if the Plan is terminated by the Company, the participant will become 100% vested in the Company matching contributions (if applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals, or they may elect to receive periodic installment payments. If termination occurs for other reasons before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant’s own after-tax, Roth, before-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested. In accordance with SECURE 2.0, the Plan automatically distributes or rolls over vested account balances that do not exceed $7,000 for terminated participants who do not make an affirmative distribution election.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

In accordance with SECURE 2.0, designated Roth accounts under the Plan are not subject to required minimum distributions during a participant's lifetime. Surviving beneficiaries to Plan participants are subject to required minimum distributions on both Roth and non-Roth amounts as applicable.

Participants may request hardship withdrawals from certain accounts within the Plan for immediate and heavy financial needs for which funds are not reasonably available from other sources. In accordance with SECURE 2.0, documentation of the need is not required by the Plan but may be required by the IRS.

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s contributions vest in accordance with the following schedule:

Employee’s eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

(f) Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Effective October 1, 2017, participants may have only one outstanding loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 2% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(g) Forfeitures

Participants who terminate their employment with the Company forfeit the non-vested portion of the Company’s contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited non-vested portion of the Company’s contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. At December 31, 2025 and 2024, forfeited non-vested amounts totaled $3,774 and $56,490, respectively. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2025, $2,950,617 was forfeited by participants and used to pay Plan fees and offset Company contributions related to that year.

(h) Plan Termination

Although the Plan is intended to be ongoing, the Company reserves the right to modify or terminate the Plan at any time. In the event the Plan is terminated or partially terminated in the future or if there is a complete

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

discontinuance of contributions to the Plan, participants will become fully vested in all amounts in their accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events such as a pandemic or international conflict which could impact the value of the investment funds. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

(d) Concentration of Market Risk

Included in investments at December 31, 2025 and 2024 are shares of the General Mills common stock of $237,799,838 and $352,374,335, respectively. This investment represents 4% and 7% of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of the General Mills stock would significantly affect the net assets available for benefits.

(e) Investments

The Plan’s investments are reported at fair value (see note 3 and 4), with the exception of the fully benefit-responsive investment contracts in the Investment Trust, which are reported at contract value (see note 5). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average cost. Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The Plan accounts for certain changes in net assets as follows:

•Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the pooled funds are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the market value of the underlying Investment Trust investment accounts.

•Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of weighted average cost to each investment manager’s portfolio.

(f) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are paid by the participant, recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(g) Payment of Benefits

Benefits are recorded when paid.

(h) Expenses

Certain expenses of maintaining the Plan are paid using Plan forfeitures, or directly by the Company, in which case they are excluded from these financial statements. Expenses and fees with respect to certain individual transactions and services (e.g., loan initiation fees and participant elected professional management fees) are charged directly to participant accounts who elect them rather than to the Plan as a whole. Other fees, including audit fees, custodial and Trustee fees, investment management fees for Plan investment funds, and record keeping fees are charged against the investment funds’ assets on a pro rata basis and reduce investment returns.

(i) Subsequent Events

Subsequent events have been evaluated through May 26, 2026, the date the financial statements were available to be issued.

In accordance with SECURE 2.0, effective January 1, 2026, participants eligible to make catch-up contributions whose FICA wages for 2025 exceeded $150,000, must make such catch-up contribution on a Roth (after-tax) basis.

The maximum automatic increase percentage was changed from 10% to 15% during the 2025 Plan year effective January 1, 2026.

On January 1, 2026, individuals who are employed by Whitebridge Pet Brands were eligible to participate in the Plan. Management is currently evaluating the impact of this event on the Plan’s financial statements and

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

operations. The event is not expected to have a material adverse effect on the benefits provided to participants or the financial position of the Plan.

No other significant matters were identified for disclosure during this evaluation.

(3) Investments

Participants, at their discretion, may direct their contributions to any of the investment options listed below, available through the Investment Trust or in a separate brokerage account.

At December 31, 2025, the following investment options are available:

U.S. Equity Funds:	International Equity Funds:	Target Retirement Funds:
Diversified U.S. Equity	Diversified International Equity	Target Retirement Date Income
Diversified U.S. Equity	Diversified International Equity	2020 Target Retirement Date
Index	Index	2025 Target Retirement Date
General Mills Stock		2030 Target Retirement Date
2035 Target Retirement Date
Fixed Income Funds:		2040 Target Retirement Date
Stable Value		2045 Target Retirement Date
Core Bond		2050 Target Retirement Date
2055 Target Retirement Date
Other:		2060 Target Retirement Date
Multi-Asset Class Fund		2065 Target Retirement Date
Schwab Personal Choice Retirement Account		2070 Target Retirement Date
(Self Directed Brokerage)

Beginning September 30, 2017, a 20% limit was placed on the General Mills Company Stock and ESOP Funds (“Company Stock”) within the Plan for each participant.

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets (level 1) and the lowest priority to unobservable inputs (level 3). The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy under FASB Accounting Standards Codification (ASC) 820 are as follows:

•Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

•Level 3 - Valuations based on models where significant inputs are not observable.

The following table summarizes the Plan’s investments, excluding the Investment Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2025 and 2024:

	2025
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$254,673,250	$7,861,237	$—	$262,534,487

	2024
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$254,098,964	$9,487,440	$—	$263,586,404

The directed brokerage fund holds investments in short-term investments, debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation methodologies for these investments in note 4.

(4) Investment Trust

A portion of the Plan's investments are held in the Investment Trust, a master trust which was established for the investment of assets of the Plan and several other General Mills defined contribution and defined benefit pension plans. The Plan has a divided interest in the Investment Trust. Mellon Trust is the Trustee and custodian of the Investment Trust. Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets for which they are responsible within guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Investment Trust, as well as the Plan investments are accounted for utilizing the following accounting methodologies:

•Short-term investments largely consist of a collective trust fund valued at net asset value (NAV) daily by the fund with the ability to redeem daily at that price. For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based NAV until such time as the disparity between the fair value-based and the constant NAV per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

•Common and preferred stocks are valued by the Trustee at quoted market closing prices on the valuation date.

•Certain common/collective trusts (CCTs) are valued at NAV daily by the funds with the ability to trade at that price at least weekly. For these CCTs, NAV is considered to be readily determinable fair value. Other common/collective trusts are valued based on NAV, as reported by the funds,

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

which is used as a practical expedient to estimate fair value and are therefore excluded from the fair value table. These CCTs have a redemption frequency greater than 7 days. There are no unfunded commitments to such funds at December 31, 2025 and 2024.

•Investments in registered investment companies traded on national exchanges are valued by the Trustee at the quoted market closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value, which is considered to be the readily determinable fair value provided by the investment manager.

•Investments in fully benefit-responsive contracts are valued based on the contract value, as discussed in note 5.

•Pooled funds consist of the Pooled Private Equity Fund and the Pooled Real Estate Asset Fund. The Plan’s investment is valued at NAV as determined by the Trustee.

The following table summarizes the Investment Trust’s investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2025 and 2024:

	2025
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:
Short-term investments	$—	$39,479,572	$—	$39,479,572
Common and preferred stock	843,663,421	—	—	843,663,421
General Mills, Inc. common stock	237,799,838	—	—	237,799,838
Common/collective trusts	—	4,147,929,101	—	4,147,929,101

Total Investment Trust Assets in the fair value hierarchy	$1,081,463,259	$4,187,408,673	$—	$5,268,871,932
Investments measured at net asset value (a)				21,063,178
Total investments				$5,289,935,110

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy and are included here for reconciliation purposes only.

	2024
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:
Short-term investments	$—	$34,792,195	$—	$34,792,195
Common and preferred stock	815,960,272	—	—	815,960,272
General Mills, Inc. common stock	352,374,335	—	—	352,374,335
Common/collective trusts	—	3,715,095,786	—	3,715,095,786

Total Investment Trust Assets in the fair value hierarchy	$1,168,334,607	$3,749,887,981	$—	$4,918,222,588
Investments measured at net asset value (a)				19,909,179
Total investments				$4,938,131,767

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy and are included here for reconciliation purposes only.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Net assets and net investment income of the Investment Trust are allocated to the General Mills defined contribution and defined benefit pension plans based on each plan’s interest in the investment funds of each pool of assets within the Investment Trust.

The following table summarizes the net assets of the Investment Trust and the Plan’s Interest as of December 31, 2025 and 2024:

	2025		2024
	Investment Trust	Plan's Interest	Investment Trust	Plan's Interest
Investments, at fair value and NAV:
Short-term investments	$39,479,572	$35,701,222	$34,792,195	$30,326,779
Common and preferred stock	843,663,421	634,508,170	815,960,272	591,666,040
General Mills, Inc. common stock	237,799,838	237,799,838	352,374,335	352,374,335
Common/collective trusts	4,147,929,101	3,807,469,448	3,715,095,786	3,380,245,297
Investment in pooled funds	21,063,178	21,063,178	19,909,179	19,909,179
Total investments, at fair value and NAV	5,289,935,110	4,736,541,856	4,938,131,767	4,374,521,630
Fully benefit-responsive investment contracts, at contract value	337,658,470	337,658,470	338,114,107	326,888,719
Total investments	5,627,593,580	5,074,200,326	5,276,245,874	4,701,410,349
Interest and dividends receivable	1,547,503	1,434,984	2,353,766	1,324,971
Net receivable (payable) for unsettled investment activity	233,926	176,061	(463,392)	(336,013)
Net other (payables) receivables	(2,223,872)	(1,444,594)	17,223,079	17,709,216
Net assets	$5,627,151,137	$5,074,366,777	$5,295,359,327	$4,720,108,523

The following table summarizes the net investment income for the year ended December 31, 2025:

Investment income:
Net change in fair value of investments	$765,491,793
Interest	4,149,676
Dividends	20,986,091
Net investment income	$790,627,560

(5) Fully Benefit-Responsive Investment Contracts

The Investment Trust contains investments in synthetic investment contracts that meet the definition of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions. The synthetic investment contracts are with American General Life Insurance Company, Massachusetts Mutual Life Insurance Company, Transamerica Premier Life Insurance Company, Metropolitan Tower Life Insurance Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The contract value of the synthetic investment contracts at December 31, 2025 and December 31, 2024 was $337,658,470 and $338,114,107, respectively. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value in the financial statements. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Investment Trust. Contract value represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Investment Trust owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Investment Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Investment Trust. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Investment Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between fair value and book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Synthetic investment contracts generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•material amendments to the Investment Trust’s structure or administration

•changes to the participating plans’ competing investment options including the elimination of equity wash provisions

•complete or partial termination of the Investment Trust, including a merger with another fund

•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•the redemption of all or a portion of the interests in the Investment Trust held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax-qualified defined-contribution plan

•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Investment Trust or participating plans

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

•the delivery of any communication to plan participants designed to influence a participant not to invest in the Investment Trust

At this time, management does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Synthetic investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals $0. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals $0.

In addition, if the Plan defaults in its obligations under the synthetic investment contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

(6) Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2025 and 2024, the fair value of the shares held by the Investment Trust was $97,336,451 and $139,873,883, respectively, and the number of shares held by the Investment Trust was 2,093,257 and 2,193,412 , respectively. At December 31, 2025 and 2024, the value of the cash held by the Investment Trust was $290,630 and $545,436, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company’s Annual Report to Stockholders, which is distributed to all participants in the Plan. The Company Stock Fund is managed by an independent fiduciary, State Street Global Advisors.

(7) Employee Stock Ownership Plan (ESOP) Funds

The ESOP Funds, unitized funds, which are available to certain plan participants through the Investment Trust, consist of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Funds unless elected by the participant to receive a cash distribution. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Funds. Participants may then elect to transfer balances from the ESOP Funds to any of the Plan’s other investment funds, except the Company Stock Fund (note 6). However, no amounts may be transferred from any of the other investment funds into the ESOP Funds. At December 31, 2025 and 2024, the market value of the shares held by the Investment Trust was $140,463,387 and $212,500,452, respectively, and the number of the shares held by the Investment Trust was 3,020,718 and 3,332,293, respectively. The ESOP Funds are managed by an independent fiduciary, State Street Global Advisors.

(8) Federal Income Tax Status

The Plan obtained its latest determination letter on October 5, 2016 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GENERAL MILLS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2021.

(9) Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. Mellon Trust is the plan’s Trustee. All transactions between the Plan and Mellon Trust are exempt from being considered as prohibited transactions under the ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Plan reimburses the Company only for direct costs for necessary services provided, These activities are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Alight Solutions and Alight Financial Advisors are parties in interest with respect to the Plan. Alight Solutions is the recordkeeper of the Plan and Alight Financial Advisors provides investment advice to participants directly. All transactions between the Plan and these parties during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Charles Schwab is a party in interest with respect to the Plan. Charles Schwab is the broker for the self directed brokerage account. All transactions between the Plan and the broker during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

State Street Global Advisors is a party in interest with respect to the Plan. State Street Global Advisors is the independent fiduciary and asset manager over the ESOP Funds and Company Stock Fund. All transactions between the Plan and State Street Global Advisors are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Plan also has investment managers that are parties in interest with respect to the Plan. All transactions between the Plan and the investment managers during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

GENERAL MILLS 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

EIN: 41-0274440
Plan Number: 002

		(c) Description of investment
	(b) Identity of issuer, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	(d) Cost	value
*	Plan’s interest in Investment Trust	Investments in three pooled funds that consist of Investment Trust investment accounts and investments in common stock of the Company		$5,074,366,777

*	Directed brokerage fund	Directed brokerage fund with investments directed by participants in the Plan		262,534,487

**	Notes receivable from participants	Participant loan fund (3,607 loans outstanding with interest rates ranging from 4.25% to 10.5% with maturities through November 2035)	$—	32,163,148
	Total			$5,369,064,412

* Cost information may be omitted for plan investments which are participant-directed.
** Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By     /s/ Renee Rudolph
Renee Rudolph, Administrative Fiduciary

Date: June 10, 2026